SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the Month of February 2010
SHINHAN FINANCIAL GROUP CO., LTD.
(Translation of registrant’s name into English)
120, 2-Ga, Taepyung-Ro, Jung-Gu, Seoul 100-102, Korea
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will
file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑           Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes ☐           No ☑
If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-                    .

Shinhan Financial Group
120, 2-Ga, Taepyungro, Jung Gu,
Seoul 100-102, Korea
February 26, 2010
To Shareholders:
Convocation Notice of the 9th Annual General Meeting of Shareholders
Notice is hereby given that the 9th Annual General Meeting of Shareholders of the Group will be held as described hereunder and your attendance is cordially requested.
Description

1. Date and Time	March 24, 2010 10 A.M., Seoul time.
2. Venue	Auditorium, 20th floor, Shinhan Bank, 120, 2Ga, Taepyung-ro, Jung-gu, Seoul, Korea
3. Agenda
1)	Approval of Financial Statements (balance sheets, income statements and statements of appropriation of retained earnings) for the fiscal year 2009 (January 1, 2009~ December 31, 2009)
2)	Approval of Revision to Articles of Incorporation
3)	Approval of Director Remuneration Limit
4)	Appointment of Directors (10 Directors)
4-1) Director Candidate: Eung Chan Ra
4-2) Director Candidate: Shee Yul Ryoo
4-3) Director Candidate: Byung-Il Kim
4-4) Director Candidate: Yo Koo Kim
4-5) Director Candidate: Hui Mook Kim
4-6) Director Candidate: Ke Sup Yun

4-7) Director Candidate: Sung Bin Chun
4-8) Director Candidate: Haeng Nam Chung
4-9) Director Candidate: Yoji Hirakawa
4-10) Director Candidate: Philippe Aguignier
5)	Appointment of Audit Committee Members (3 members)
5-1) Committee Member Candidate : Yo Koo Kim
5-2) Committee Member Candidate : Ke Sup Yun
5-3) Committee Member Candidate : Sung Bin Chun
Reference Document for the Exercise of Voting Right
1. Number of Voting Rights Held by All Shareholders: 474,199,587 shares
*	The total number of our outstanding common stock is 474,199,587 shares as of December 31, 2009 all of which are valid shares for voting.
2.	Agenda Items and Reference Materials Thereof:
Agenda Item No. 1 Approval of Financial Statements
(balance sheets, income statements and statements of appropriation of retained earnings for fiscal year 2009 [January 1, 2009 ~ December 31, 2009])
–	Please refer to Appendix 1 for financial statements of Shinhan Financial Group

–	Total dividend amount proposed by BOD
1)	Common Stock: KRW 189,680 million

2)	Preferred Stock: KRW 238,180 million

3)	Total: KRW 427,860 million
Agenda Item No. 2 Approval of Revision to Articles of Incorporation
Shinhan Financial Group proposes to revise its Articles of Incorporation in response to the recent enactment of the ‘Code of Best Practice for Outside Directors of Financial Institutions’ promulgated by the Korea Federation of Banks that is aimed at improving the corporate governance, independence and expertise of the members of the Board of Directors of financial institutions.

As is	To be
Article 1 ~ 35 (omitted)	Article 1~35 (same as existing)

Article 36 (Election of Director)	Article 36 (Election of Director)

(1) (omitted)	(1) (same as existing)

(2) Outside Directors shall be recommended by the Outside Director Recommendation Committee pursuant to Article 46 and elected at the General Meeting of Shareholders.	(2) Outside Directors shall be recommended by the Outside Director Recommendation Committee pursuant to Article 47 and elected at the General Meeting of Shareholders.

Article 37 (Term of Director)	Article 37 (Term of Director)

(1) The term of office of the Director shall be determined at the General Meeting of Shareholders to the extent not exceeding three years, and the Director may be re-appointed. Provided that, the term of office of the Outside Director appointed as a specialist at the General Meeting of Shareholders shall be one year.

(1) The term of office of the Director shall be determined at the General Meeting of Shareholders to the extent not exceeding three years, and the Director may be re-appointed. Provided that, the term of office of the Outside Director shall be no more than two years, or no more than one year when being re-appointed, and the outside director shall not serve consecutive terms in excess of five years.

(2) (omitted)	(2) (same as existing)

(new)	Article 38 (Eligibility of Outside Director)
(1) The Company must appoint an individual who has extensive expertise or practical experience in related areas such as finance, economy, business management, law, accounting and media, and falls under one of the following:
1. Professional manager (an individual who is or was an executive or higher, or is or was at an equivalent position, of a company that receives external audit according to the Act on External Audit of Stock Companies or a corresponding foreign law. However, an individual who has worked for five or more years at a company of a size prescribed by the Outside Director Recommendation Committee shall be regarded as a professional manager, even if such company does not meet the above eligibility requirement);
2. Lawyer or certified public accountant who has five or more years of experience in the work relevant to the respective qualification;
3. Individual who has a Master’s degree or higher in finance, economics, business management, law or accounting and has five or more years of experience as a researcher or full-time lecturer or higher in the respective field at a research institution or a university;
4. Individual who has served in a financial company for ten or more years;
5. Individual who has worked for five or more years as an executive, or ten or more years as an executive or employee, in the financial or accounting related area of a listed corporation (a listed corporation pursuant to the Financial Investment Services and Capital Markets Act);
6. Individual who has five or more years of experience in the work related to finance or accounting, or supervision thereof, in the central government, local government, public institution pursuant to the Act on the Management of Public Institutions, Financial Supervisory Service, Korea Exchange pursuant to the Financial Investment Services and Capital Markets Act, or a financial investment services institution (not including financial investment related group) pursuant to Article 9, Paragraph 17 of the same Act);

7. Individual who has experience in the work related to

As is	To be
finance or accounting at an institution subject to inspection (including equivalent foreign financial institution) pursuant to Article 38 of the Act on the Establishment, etc. of Financial Services Commission; or
8. Any other individual with extensive expertise or practical experience who is recognized by the Outside Director Recommendation Committee as having qualifications corresponding to Subparagraphs 1 through 7 above.
(2) Any person falling under any of the following subparagraphs cannot become an Outside Director of the Company or shall lose his/her position as the Outside Director if he/she becomes falling under any of the following subparagraphs:
1. A person who is prohibited from being appointed as the Outside Director under the Financial Holding Companies Act or its related laws and regulations; or
2. A person holding the position of the outside director, non-standing director or non-standing auditor with another company carrying on financial business which is not an affiliate of the Company.

Article 38 ~ 42 (omitted)	Article 39 ~ 43 (same as existing Article 38 ~ 42)

Article 43 (Chairman of the Meeting of the Board of Directors)	Article 44 (Chairman of the Meeting of the Board of Directors)

The Chairman of the Meeting of the Board of Directors shall be the person entitled to convene the Meeting pursuant to Article 42.	(1) The Chairman of the Board of Directors shall be elected every year among the Outside Directors by a resolution of the Board of Directors.

(2) Notwithstanding Paragraph (1), the Board of Directors may appoint a person who is not an Outside Director as the Chairman of the Board of Directors and in such event besides the Chairman of the Board of Directors, a Senior Outside Director representing the Outside Directors shall be appointed by a resolution of the Board of Directors.

Article 44 ~ 45 (omitted)	Article 45 ~ 46 (same as existing Article 44 ~ 45)

Article 46 (Committees)	Article 47 (Committees)

(1) (omitted)	(1) (same as existing)
(2) (omitted)	(2) (same as existing)
(3) Articles 42, 44 and 45 shall apply mutatis mutandis with respect to the committees.	(3) Articles 43, 45 and 46 shall apply mutatis mutandis with respect to the committees

Article 47 ~ 59 (omitted)	Article 48 ~ 60 (same as existing Article 47 ~ 59)

(new)	Addenda 7
Article 1 (Effective Date)
These Articles of Incorporation shall become effective as of March 24, 2010.

Agenda Item No.3 Approval of Director Remuneration Limit
Limitation on the aggregate compensation to the directors: KRW 8.5 billion for the year 2010.
For your reference, this limitation for the year 2009 was KRW 8.5 billion.
Agenda Item No. 4 Appointment of Directors
The following is the list of director candidates.

Agenda Item
No.	Candidate Name	Term(Year)	New Appointment	Outside Director
4-1	Eung Chan Ra	3	—	—
4-2	Shee Yul Ryoo	1	O	—
4-3	Byung-Il Kim	1	O	O
4-4	Yo Koo Kim	1	—	O
4-5	Hui Mook Kim	1	O	O
4-6	Ke Sup Yun	1	—	O
4-7	Sung Bin Chun	1	—	O
4-8	Haeng Nam Chung	1	—	O
4-9	Yoji Hirakawa	1	O	O
4-10	Philippe Aguignier	1	O	O

*	For the personal profiles of the candidates, please refer to Appendix 2.
Please refer to Shinhan Financial Group’s or Korea Federation of Banks’ official web-site for more information on nominated candidates, required by Article 10 of ‘Code of Best Practice for Outside Directors of Financial Institutions.’
Agenda Item No. 5 Appointment of Audit Committee Members (3 members)
Among the nominated outside director candidates, Yo Koo Kim, Ke Sup Yun, and Sung Bin Chun were recommended as candidates of Audit Committee Members for 2010 through the resolution of the Audit Committee Member Recommendation Committee.

Agenda Item
No.	Candidate Name	Term(Year)	New Appointment	Outside Director
5-1	Yo Koo Kim	1	O	O
5-2	Ke Sup Yun	1	O	O
5-3	Sung Bin Chun	1	—	O

Appendix 1. Financial Statements of Shinhan Financial Group
1) Balance Sheets
Shinhan Financial Group Co., Ltd
Non-Consolidated Balance Sheets
December 31, 2009 and December 31, 2008
(In millions of KRW)

	As of December 31,2009		As of December 31,2008
Assets
I. Cash and Due from Banks		429,825		670,815
1. Due from Banks		429,825		670,815
II. Securities		25,035,976		22,734,582
1. Equity Method Investment Securities		25,035,976		22,734,582
III. Loans		1,567,125		2,397,950
Allowance for Loan Losses		(7,875)		(12,050)
1. Loans in Won		1,575,000		2,410,000
IV. Premises and Equipment		1,191		1,473
1. Vehicles	—		171
Accumulated Depreciation	—	—	(152)	19
2. Equipment	1,673		1,599
Accumulated Depreciation	(1,410)	263	(1,396)	203
3. Others	3,169		3,150
Accumulated Depreciation	(2,241)	928	(1,899)	1,251
V. Other Assets		86,589		108,746
Allowance for Losses		(375)		(176)
1. Guarantee Deposits		8,974		9,982
2. Software		2,493		764
3. Accounts Receivable		51,358		19,938
4. Accrued Income		8,738		14,160
5. Advance Payments		10		1,242
6. Prepaid Expenses		11,567		59,012
7. Sundry Assets		3,824		3,824
Total Assets		27,120,706		25,913,566

Liabilities
I. Borrowings		6,267,318		8,233,633
1. Borrowings in Won		674,000		1,155,300
2. Debentures in Won	5,400,00		7,090,000
Discounts	(8,263)	5,391,737	(11,667)	7,078,333
3. Debentures in Foreign Currency	202,051		—
Discounts	(470)	201,581	—	—
II. Other Liabilities		125,027		74,050
1. Taxes Withheld		2,516		3,509
2. Dividends Payable		2,631		2,678
3. Accounts Payable		5,056		1,936
4. Accrued Expenses		98,875		56,113
5. Unearned Revenues		122		8,853
6. Accrued Severance Benefits	3,741		2,492
Deposits with Insurance Company for Severance Benefits	(2,300)	1,441	(1,531)	961
7. Derivative Liabilities		14,386		—
Total Liabilities		6,392,345		8,307,683

Stockholders’ Equity
I. Capital Stock	2,852,473	2,462,473
1.Common Stock	2,370,998	1,980,998
2. Preferred Stock	481,475	481,475
II. Capital Surplus	9,924,852	9,032,572
1. Paid-in Capital in excess of Par Value	9,533,986	8,648,726
2. Other Capital Surplus	390,866	383,846
III. Capital Adjustment	(417,142)	(432,887)
1. Other	(417,142)	(432,887)
IV. Accumulated Other Comprehensive Income	1,182,573	242,331
1. Unrealized Gain on Equity Method Accounted Investments	1,194,264	267,762
2. Unrealized Loss on Equity Method Accounted Investments	(7,414)	(25,431)
3. Valuation Loss on Derivatives	(4,277)	—
V. Retained Earnings	7,185,605	6,301,394
1. Legal Reserve	1,021,878	819,838
2. Unappropriated Retained Earnings	6,163,727	5,481,556
Total Stockholders’ Equity	20,728,361	17,605,883

Total Liabilities and Stockholders’ Equity	27,120,706	25,913,566

2) Income Statements
Shinhan Financial Group Co., Ltd
Non-Consolidated Statements of Income
Year ended December 31, 2009 and December 31, 2008
(In millions of KRW)

	For the year ended		For the year ended
	December 31, 2009		December 31, 2008
I. Operating Revenues		1,800,354		2,455,917

(1) Gain from Equity Method Accounted Investments		1,511,064		2,184,643
(2) Interest Income		138,472		135,503
1. Interest on Due from Banks	18,584		18,589
2. Interest on Loans	119,888		116,914
(3) Royalty		136,025		135,771
(4) Gain on Foreign Currency Transaction		10,818		—
(5) Reversal of Allowance for Possible Loan Losses		3,975		—
II. Operating Expenses		504,176		442,907

(1) Loss from Equity Method Accounted Investments		244		5,328
(2) Interest Expenses		421,627		390,602
1. Interest on Borrowings	64,518		32,402
2. Interest on Debentures	357,109		358,200
(3) Loss on Foreign Currency Transaction		—		13
(4) Commission Expenses		340		291
(5) Administrative Expenses		71,147		46,673
1. Salaries	26,479		3,857
2. Retirement Benefits	1,425		632
3. Employee Benefits	1,797		1,545
4. Rent	1,164		1,085
5. Entertainment	1,387		918
6. Depreciation	460		514
7. Amortization on Intangible Assets	433		297
8. Bad Debt Expense	—		5,151
9. Taxes and Dues	609		439
10. Advertising	18,788		15,168
11.Commissions	15,570		14,422
12. Other expenses	3,035		2,645
(6) Loss on Derivatives		10,818		—
III. Operating Income		1,296,178		2,013,010

IV. Non-Operating Income		11,131		999
(1) Gain on Disposition of Equity Method Accounted Investments	10,509		—
(1) Gain on Sale of Premises and Equipment	40		—
(2) Other	582		999
V. Non-Operating Expenses		1,030		34
(1) Loss on Sale of Premises and Equipment	2		—
(1) Contribution	631		34
(2) Other	397		—
VI. Income Before Income Tax Expenses		1,306,279		2,013,975
VII. Income Tax Benefits		-13		-6,423
VIII. Net Income for Year		1,306,292		2,020,398

IX. Earning per Share
(1) Basic Earnings per Share		KRW 2,305		KRW 4,240
(2) Diluted Earnings per Share		KRW 2,292		KRW 4,156

3) Statements of Appropriations of Retained Earnings
Non-Consolidated Statements of Appropriations of Retained Earnings (Draft)
Year ended December 31, 2009 and December 31, 2008
(In millions of KRW)

	Year ended		Year ended
	December 31, 2009		December 31, 2008
I. Unappropriated Retained Earnings		6,163,727		5,481,556

1. Unappropriated Retained Earnings carried over from prior years	4,861,736		3,440,577
2. Change in Retained Earnings of subsidiaries	(4,301)		20,589
3. Redemption of Preferred Stock	—		(8)
4. Net Income for Period	1,306,292		2,020,398
II. Appropriation of Retained Earnings		741,283		619,820

1. Legal Reserve	130,629		202,040
2. Voluntary Reserve	182,794		172,793
3. Dividends	427,860		244,987
1) Cash Dividends on Common Stock	189,680		—
Dividend per share: KRW 400 for 2009
KRW 0 for 2008
2) Cash Dividends on Preferred Stock	238,180		244,987
Dividend per share
Series 4 :
KRW 730.674 (14.6135%) for 2008
Series 5 :
KRW 730.674 (14.6135%) for 2009
KRW 730.674 (14.6135%) for 2008
Series 8 :
KRW 11,790 (235.8%) for 2009
KRW 11,790 (235.8%) for 2008
Series 10 :
KRW 7,000 (140%) for 2009
KRW 7,000 (140%) for 2008
Series 11 :
KRW 1,878.695 (37.5739%) for 2009
KRW 1,878,695 (37.5739%) for 2008
III. Unappropriated Retained Earnings carried over to subsequent year		5,422,444		4,861,736

Appendix 2. Personal Profiles: Candidates for Directors and Audit Committee Members
1. Eung Chan Ra
Date of Birth: November 25, 1938
Current Position: Chairman, Shinhan Financial Group
Education: Seonrin Commercial High School
Main Work Experience:
1991 — President, Shinhan Bank
1999 — Vice Chairman, Shinhan Bank
2001 — Chairman, Shinhan Financial Group (present)
2. Shee Yul Ryoo (New Candidate)
Date of Birth: September 5, 1938
Current Position: Advisor, Shin & Kim Law Firm
Education: LLB, Seoul National University
Main Work Experience:
1997 — President, Korea First Bank
1999 — Chairman, Korea Federation of Banks
3. Byung-Il Kim (New Candidate)
Date of Birth: September 1, 1945
Current Position: President, Korea Studies Advisement Center
Education: MA in Government Affairs, Seoul National University
Main Work Experience:
2002 — Member, Monetary Policy Committee, Bank of Korea
2004 — Minister, Ministry of Planning & Budget
4. Yo Koo Kim
Date of Birth: March 23, 1950
Current Position: CEO, Sanyo Hanbai Co., Ltd.
Education: BA in Industrial & Systems Engineering, Aoyama Gakuin University
Main Work Experience:

2000 — Director, Sanyo Hanbai Co., Ltd.
2007 — Standing Director, Korea Chamber of Commerce and Industry in Aichi Province
5. Hui Mook Kim (New Candidate)
Date of Birth: August 17, 1957
Current Position: Managing Director, Sankei Transportation Co., Ltd.
Education: BA in Economics, Seikei University
Main Work Experience:
1981 — Director, Ikebukuro Transportation Co., Ltd. (present)
2009 — Auditor, Jeil Sports Center (present)
6. Ke Sup Yun
Date of Birth: May 20, 1945
Current Position: Professor, College of Business Administration, Seoul National University
Education: Ph.D. Graduate School of Business Administration, Seoul National University
Main Work Experience:
1999— Dean, College of Business Administration, Seoul National University
2001— Chairman, Seoul Economist Club (present)
Mr. Ke Sup Yun has been serving as an Outside Director for Shinyoung Securities from May 2008. Prior to Shinhan Financial Group’s FY 2009 General Meeting of Shareholders, Mr. Yun plans to resign the Outside Director seat of Shinyoung Securities.
7. Sung Bin Chun
Date of Birth: January 21, 1953
Current Position: Professor, College of Business Administration, Sogang University
Education:
BA in English Literature, Sogang University, Seoul
Ph.D. in Accounting at Berkley University, USA
Main Work Experience:
2007 — Dean, Sogang Business School, Sogang University
2009 — Vice Chairman, Korea Academic Society of Business Administration

8. Haeng Nam Chung
Date of Birth: March 15, 1941
Current Position: Advisor, Korea Chamber of Commerce & Industry in Japan
Education: Tomishima Middle School
Main Work Experience:
2001 — Chairman, ABIC Group (present)
2001 — Director, Asuka Credit Cooperative (present)
2005 — Advisor, Korea Chamber of Commerce & Industry in Japan (present)
9. Yoji Hirakawa (New Candidate)
Date of Birth: February 13, 1953
Current Position: President & CEO, Sun East Place Corporation
Education: BA in Business Administration, Ritsumeikan University
Main Work Experience:
1996 — Director, Sun East Place Corporation
2008 — CEO, D-Link Corporation
10. Philippe Aguignier (New Candidate)
Date of Birth: September 26, 1957
Current Position: Head of BNP Paribas Asia Retail Banking
Education: Ph.D in Far Eastern Studies, Universite Paris III (Inalco)
Main Work Experience:
2002 — Head, BNP Paribas Group Investor Relations and Financial Information
2006 — Vice-President, Bank of Nanjing, and Head of Retail Banking for China, BNP Paribas

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHINHAN FINANCIAL GROUP CO., LTD.
By	/s/ Buhmsoo Choi
	Name:	Buhmsoo Choi
	Title:	Chief Financial Officer

Date: February 26, 2010